190 Carondelet Plaza, Suite 1530, Clayton, MO 63105-3443

December 14, 2012

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0510

Re:	Olin Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the period ended September 30, 2012
Filed October 29, 2012
File No. 1-1070

Dear Mr. Decker:

On behalf of Olin Corporation (“Olin”), I am writing to respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 4, 2012 with respect to the above-referenced filings (the “Comment Letter”).

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold face print and is followed by the corresponding response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Olin’s responses to the Staff’s comments on Olin’s Form 10-K for the period ended December 31, 2011 (the “Olin 10-K”) are set forth below.

General

Comment 1: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response 1: To the extent applicable, we will include the additional disclosures detailed below in Olin’s future filings, including interim filings.

O L I N C O R P O R A T I O N

Securities and Exchange Commission	December 14, 2012

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Consolidated Results of Operations, page 25

2011 Compared to 2010, page 26

Comment 2: Please expand your sales discussion to separately quantify the impact of higher ECU prices and increased sales of co-products.

Response 2: The key factors in understanding the year over year changes in sales for the Chlor Alkali Products segment are the change in the ECU netback (combined gross prices for chlorine and caustic soda less freight and discounts), on which all Chlor Alkali Products pricing is dependent, and changes in the volume of product sold. Chlorine, caustic soda and hydrogen are co-produced commercially by the electrolysis of salt.  These co-products are produced simultaneously, and in a fixed ratio of 1.0 ton of chlorine to 1.1 tons of caustic soda and 0.03 tons of hydrogen. As a result of chlorine and caustic soda being co-produced, the supply of one product can be constrained by both the physical capacity of the production facilities or by the ability to sell the co-produced product. Prices respond rapidly to changes in supply and demand. This can create scenarios where higher volumes produced can result in lower prices, and the opposite scenario where lower volumes produced can result in higher prices. For this reason we believe it is most meaningful for the reader to understand the combined impact of ECU prices and volume on sales and gross margin.

In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin will modify the disclosure in our sales comparison discussion to quantify the impact of the change in the ECU netback and the significant volume changes and will include the following disclosure related to the change in sales from 2010 to 2011 (new disclosure in bold face print and eliminated disclosure show as strikethrough):

Sales for 2011 were $1,961.1 million compared to $1,585.9 million last year, an increase of $375.2 million, or 24%.  Chlor Alkali Products’ sales increased $352.5 million, or 34%, primarily due to the inclusion of SunBelt sales of $170.5 million, higher ECU prices ($112.5 million), a higher level of bleach shipments of 15% compared to 2010 ($24.4 million), and increased hydrochloric acid volumes of 12% compared to 2010 ($36.9 million)~~increased sales of co-products~~. Our ECU netbacks, excluding SunBelt, increased 18% compared to last year.  Winchester sales increased by $22.7 million, or 4%, from 2010 primarily due to increased shipments to domestic commercial customers, military and international customers.

Comment 3: Please expand your discussion of gross margin to provide the following additional information:

Comment 3, First Bullet Point:

•	Separately quantify the impact of the Chlor Alkali Products margin due to the contribution from SunBelt and increased ECU netbacks; and

Response 3, first bullet point: In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin will modify the disclosure in our gross margin comparison discussion to quantify the impact of significant changes. See the response to the Second Bullet Point to Comment 3 for Olin’s modified disclosure quantifying the significant changes in the Chlor Alkali Products margin from 2010 to 2011, including quantifying the impact due to contribution from SunBelt and increased ECU netbacks.

O L I N C O R P O R A T I O N

Securities and Exchange Commission	December 14, 2012

Comment 3, Second Bullet Point:

•	Quantify the reduced gross margin for Winchester and explain why commodity and other material costs could not be passed on to your customers.

Response 3, second bullet point: In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin will modify the disclosure in our gross margin comparison discussion to quantify the change in gross margin for Winchester. Olin believes the primary purpose of the sales and gross margin discussion under the Consolidated Results of Operations is to provide an overview of the company-wide key factors impacting sales and gross margin. A broader discussion on the specific Winchester factors is provided in the Winchester segment results discussion, which will be enhanced (see response to Comment 5).

Olin respectfully submits that a discussion of why commodity and other material costs could not be passed on to customers would not be meaningful for one annual period. The impact of product prices and commodity and other material costs on the financial results of the Winchester segment in any period reflects a number of factors including the strength of demand, the timing, effective date and success of price increases, the sales mix between customers and the type of sale (commercial deliveries vs. long term fixed price contract deliveries), the timing and magnitude of commodity and other material purchases, as well as the timing and magnitude of changes in commodity and other material costs. As a point of reference, Olin anticipates that for the full year 2012 compared with 2011 Winchester pricing will increase and commodity and other material costs will be consistent with or lower than 2011.

In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin will modify the disclosure in our gross margin comparison discussion to quantify the impact of significant changes and will include the following disclosure related the change in gross margin from 2010 to 2011 (new disclosure in bold face print):

Gross margin increased $151.2 million, or 64%, from 2010, primarily as a result of increased Chlor Alkali Products’ gross margin due to the contribution from SunBelt ($53.8 million) and increased ECU netbacks ($112.5 million), partially offset by reduced Winchester gross margin ($23.6 million) resulting from higher commodity and other material costs.  Gross margin as a percentage of sales increased to 20% in 2011 from 15% in 2010.

Segment Results, page 28

Chlor Alkali Products 2011 Compared to 2010, page 29

Comment 4: Please expand your discussion of Chlor Alkali segment results to provide the following additional information:

O L I N C O R P O R A T I O N

Securities and Exchange Commission	December 14, 2012

Comment 4, First Bullet Point:

•	Quantify the impact that the 1% increase in chlorine and caustic soda volumes and the 12% increase in bleach volumes had on sales; and

Response 4, first bullet point: In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin will modify the disclosure in Chlor Alkali Products sales comparison discussion to quantify the impact of changes in volumes on sales. As discussed in Response 2, the key factors in understanding the year over year changes in sales for the Chlor Alkali Products segment are the change in the ECU netback, on which all Chlor Alkali Products pricing is dependent, and changes in the volume of product sold. Bleach and hydrochloric acid are produced using chlorine, caustic soda, and hydrogen. Bleach uses chlorine and caustic soda, but not in the same ratio that they are manufactured and hydrochloric acid utilizes chlorine and hydrogen. Pricing for bleach is based on the prices of chlorine and caustic soda (the ECU) and pricing for hydrochloric acid is based on chlorine pricing. In addition, supply and demand factors also influence pricing. As described above, the fact that chlorine and caustic soda are co-produced can lead to supply constraints for one or the other, and to rapid changes in pricing. For these reasons, Olin believes the most meaningful disclosure for the reader is the year over year change in volume sold and the change in the ECU netback.

In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin will modify the disclosure in Chlor Alkali Products sales comparison discussion to quantify the impact of significant changes and will include the following disclosure related to the change in Chlor Alkali Products sales from 2010 to 2011 (new disclosure in bold face print):

Chlor Alkali Products’ sales for 2011 were $1,389.1 million compared to $1,036.6 million for 2010, an increase of $352.5 million, or 34%.  The acquisition of SunBelt contributed sales of $170.5 million for 2011.  Chlor Alkali Products’ sales, excluding SunBelt, increased $182.0 million, or 18%.  The sales increase was primarily due to higher ECU pricing ($112.5 million), which increased 18% from 2010.  Chlorine and caustic soda volumes increased 1% from 2010.  Bleach volumes increased 15% for 2011 compared to last year, which increased sales by $24.4 million, and hydrochloric acid volumes increased 12% compared to 2010, which increased sales by $36.9 million.  Our ECU netback, excluding SunBelt, was approximately $560 for 2011 compared to approximately $475 for 2010.  The SunBelt ECU netback for 2011 was approximately $605.  Freight costs included in the ECU netback increased 20% for 2011 compared to the prior year, primarily due to higher railroad freight rates.  Our operating rate for 2011 was 80% compared to our operating rate of 82% in 2010.  The 2011 operating rate was affected by the combination of planned multi-month outages by two chlorine customers and a weakening of chlorine demand.

Comment 4, Second Bullet Point:

•
Quantify and discuss Chlor Alkali income before taxes and identify the underlying material components impacting this segment measure from period to period. In this regard, discuss the underlying reasons for the change in ECU netback (i.e. increased ECU pricing offset by increase in freight costs included in the ECU netback) and quantify the impact such changes had on Chlor Alkali income before taxes.

O L I N C O R P O R A T I O N

Securities and Exchange Commission	December 14, 2012

Response 4, Second bullet point: In accordance with industry practice, we calculate Chlor Alkali Products’ prices on an ECU netback basis, reporting and analyzing combined chlorine pricing and caustic pricing in 1 to 1.1 ratio net of the cost of transporting the products to customers to allow for a comparable means of price comparisons between periods and with respect to our competitors. A discussion of the underlying factors resulting in changes in the ECU netback from end of 2008 through the fourth quarter of 2011 is included in the December 31, 2011 Olin Form 10-K under Chlor Alkali Products Pricing on page 24. The overall change in the ECU netback is quantified in the Chlor Alkali Products segment results discussion. Olin discloses the impact of both product pricing and the change in freight costs on the ECU netback. Freight costs in any period are most dependent on the mix and volume of chlorine and caustic soda shipped as well as the customer mix. Chlorine and caustic soda are shipped to some customers by pipeline and these shipments do not incur transportation costs. Chlorine and caustic soda are also shipped by barge, railroad and truck. For this reason, the most meaningful disclosure is the direction of freight costs and its impact on the overall ECU netback. Olin will include a cross reference in the Chlor Alkali Products segment results discussion to the aforementioned Chlor Alkali Products Pricing section.

Winchester 2011 Compared to 2010, page 29

Comment 5: We note that you had a significant decrease in Winchester reported segment income due to the impact of increased commodity and other material costs and higher operating costs. Expand your disclosure to (i) separately quantify these costs, (ii) address why operating costs increased and (iii) what, if anything, management is doing to mitigate this negative trend. In this regard, we also note a significant decrease in backlog from $178.1 million as of January 31, 2011 to $136.8 as of January 31, 2012.

Response 5: Olin is aggressively working to reduce Winchester’s manufacturing costs by relocating centerfire pistol and rifle ammunition manufacturing to Oxford, MS. This relocation project has caused manufacturing costs to increase in 2010 through 2012. In the Recent Developments and Highlights – Restructuring section, page 20 of the December 31, 2011 Olin Form 10-K, a discussion of the Winchester centerfire pistol and rifle ammunition manufacturing relocation to Oxford, MS includes the rationale and the estimated financial impact. This relocation, when completed, is forecast to reduce Winchester’s annual operating costs by approximately $30 million. This $110 million five-year project includes approximately $80 million of capital spending. In October 2011, we opened the new centerfire production facility in Oxford, MS and the pistol ammunition manufacturing equipment was in the process of being relocated and started up in Oxford, MS.

In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin will modify the disclosure in Winchester segment income discussion to quantify separately the impact of significant changes and will include the following disclosure related to the change in Winchester segment income from 2010 to 2011 (new disclosure in bold face print and eliminated disclosure show as strikethrough):

Winchester reported segment income of $37.9 million for 2011 compared to $63.0 million for 2010, a decrease of $25.1 million, or 40%. The decrease in 2011 compared to 2010 reflected the impact of higher commodity metal and other material costs ($25.1 million), higher operating costs ($15.3 million) including incremental costs associated with our ongoing relocation of the centerfire ammunition manufacturing operations to Oxford, MS, partially offset by higher selling prices ($15.7 million).  The centerfire ammunition manufacturing relocation costs increased in 2011 compared to 2010 by $4.0 million. ~~The decrease was primarily due to the impact of increased commodity and other material costs and higher operating costs ($40.8 million), partially offset by higher selling prices ($15.7 million).~~

The Winchester backlog historically has been made up of a commercial and contract (law enforcement and military) component. The contract component typically reflects annual and multi-year agreements with Government agencies. In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin will enhance its backlog disclosure to discuss the change in the backlog attributable to each component that will clarify the changes in backlog and the reasons for the changes.

O L I N C O R P O R A T I O N

Securities and Exchange Commission	December 14, 2012

Item 8 – Consolidated Financial Statements and Supplementary Data, page 47

Property, Plant and Equipment, page 64

Comment 6: The range of useful lives for your machinery and equipment of three to fifteen years is very broad. Please breakout the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Response 6: We agree the range of useful lives for machinery and equipment is broad. Similar machinery and equipment may have dissimilar useful lives. For example, the remaining useful life of an acquisition’s machinery and equipment is likely different from newly installed and purchased equipment. We consider a more meaningful disclosure to be the weighted-average useful life of machinery and equipment, instead of subdividing machinery and equipment into subcategories. The weighted-average useful life of machinery and equipment at December 31, 2011 was 10 years. In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin respectfully submits and proposes to include a disclosure of the weighted-average useful life of machinery and equipment in lieu of disclosing the range of useful lives for categories of machinery and equipment.

Commitments and Contingencies, page 85

Comment 7: With reference to your various legal actions (including proceedings based on alleged exposures to asbestos), please expand your materiality assessment to address cash flows. In addition, please clarify what you mean by “in the near term.” If, beyond the near term, there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response 7: In future filings beginning with the December 31, 2012 Olin Form 10-K, Olin will modify the disclosure in the Commitment and Contingencies footnote to address cash flows and clarify the exposure to future losses and will include the following disclosure, assuming Olin’s assessment in 2012 is consistent with 2011 related to these matters (new disclosure in bold face print and eliminated disclosure show as strikethrough):

We, and our subsidiaries, are defendants in various legal actions (including proceedings based on alleged exposures to asbestos) incidental to our past and current business activities.  At December 31, 2011 and 2010, our consolidated balance sheets included liabilities for these legal actions of $16.4 million and $18.1 million, respectively.  These liabilities do not include costs associated with legal representation.  Based on our analysis, and considering the inherent uncertainties associated with litigation, we do not believe that it is reasonably possible that these legal actions will materially adversely affect our financial position, cash flows, or results of operations ~~in the near term~~.

O L I N C O R P O R A T I O N

Securities and Exchange Commission	December 14, 2012

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2012

General

Comment 8: Please address the above comments in your interim filings as well, as applicable.

Response 8: We respectfully advise the Staff that we will address the preceding comments consistent with our responses in future filings, including future Forms 10-Q to the extent applicable.

Olin acknowledges that:

•	Olin is responsible for the adequacy and accuracy of the disclosure in Olin’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Olin may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General questions or comments should be directed to me at (314) 480-1405.

Very truly yours,

/s/ John E. Fischer

John E. Fischer
Senior Vice President and Chief Financial Officer

O L I N C O R P O R A T I O N